Securities and Exchange Commission
                                Public Filing Desk
                               450 5th Street, N.W
                              Washington, D.C. 20549

                                 December 21, 2005

         Re:    CalbaTech, Inc.
                Form 10-KSB for the Fiscal Year Ended December 31, 2006 Form 10-QSB for the Fiscal Quarter Ended March 31, 2007 Form 10-QSB for the Fiscal Quarter Ended June 30, 2007 File No. 000-33039

Ladies and Gentlemen:

This letter is filed in response to your letter dated August 20, 2007, wherein certain requests for additional or clarifying information were requested. Below is CalbaTech, Inc.'s (the
"Company") response thereto.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
----------------------------------------------------

Financial Statements
----------------------------------------------------

Report of Independent Registered Public Accounting Firm, page 29
---------------------------------------------------------------------
---------------

1. The audit report will be revised to eliminate any references to the predecessor auditor and the financial statements for the year ended December 31, 2004.

Note E: Convertible Notes Payable, page 46
------------------------------------------------------

2.  Part A:  Explanation of December 31, 2006 accreted principal balance:

As described in the table at the bottom of Note E, the remaining face value of the original $2,000,000 secured convertible debentures was $1,119,013, after conversions of debentures to common stock at December 31, 2006. Below, in tabular form, details the debentures and the related accreted principal values at December 31, 2006:




Date of            Initial             Unpaid          Original          Accreted          Accreted
                                                         Term
 Note             Debenture           At 12/31/06        (days)          Term (days)         Value
5/23/2005          800,000                      -         1,095                 N/A               -

7/13/2005          600,000                519,012         1,095                 536         254,055

7/27/2005          600,000                600,000         1,095                 522         286,027

                 2,000,000              1,119,012                                           540,083
                                                                                               (A)


Part B - Accretion per period:

Accretion principal values at March 31, 2007:




Date of            Initial             Unpaid          Original          Accreted          Accreted
                                                         Term
 Note             Debenture           At 03/31/07        (days)          Term (days)         Value
5/23/2005           800,000                     -          1,095                N/A              -

7/13/2005           600,000               501,007          1,095                626        286,420

7/27/2005           600,000               600,000          1,095                612        335,342

                  2,000,000             1,101,007                                          621,763
                                                                                              (B)



Accretion for the three months ended March 31, 2007:  (B-A):  $81,650

Accretion for the principal values at June 30, 2007:




Date of            Initial             Unpaid          Original          Accreted          Accreted
                                                         Term
 Note             Debenture           At 03/31/07        (days)          Term (days)         Value

5/23/2005           800,000                     -            1,095               N/A             -

7/13/2005           600,000               490,007            1,095               717       320,854

7/27/2005           600,000               600,000            1,095               703       385,205

                  2,000,000             1,090,007                                          706,059
                                                                                              (C)


Accretion for the three months ended June 30, 2007:  (B-C):	$84,296

3. The Company's financial instruments consist of embedded derivatives related to the 10% Secured Security Purchase Agreement entered into in 2005. These embedded derivatives include certain conversion features that due to the indeterminate number of shares which might be issued under the embedded convertible host debt conversion feature, the Company is required to record a liability relating to both the detachable warrants and the embedded convertible feature of the note payable.

The accounting treatment of derivative financial instruments under SFAS 133 requires that the Company record the derivatives and related warrants at their fair values as of the inception date of the Security Purchase Agreement and at fair value as of each subsequent balance sheet date. In addition, under the provisions of EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," as a result of entering into the Notes, the Company is required to classify any other non-employee stock options and warrants as derivative liabilities and mark them to market at each reporting date. Any change in fair value will be recorded as non-operating, non-cash income or expense at each reporting date.

Here are the calculations for the valuations at inception date(s) and subsequent reporting period(s):

                  CALBATECH INC
                  SUMMARY OF DEBT DERIVATIVE AND WARRANT LIABILITY

Note dated May 23, 2005:
    Debt derivative:



                                       Number of
Value of              Conversion        shares           Stock         Difference           Gross
                                                         Market
Note(s)               Price per        Required to        price         Market to          Derivative
                                                           At          Conversion
Outstanding           Note terms         Satisfy         5/23/05         price              Valuation
800,000                     0.06       13,333,333           0.19              0.13         1,733,333


Warrant valuation:


                                  Stock
Number of       Strike         Market price                Estimated      Risk free    Gross
Warrants        Price          At 5/23/05         Term     Volatility      Rate       Valuation
2,428,659          0.20              0.19         5 yrs           81%         3.50%    302,730

2,428,659          0.35              0.19         5 yrs           81%         3.50%    254,251

57,318                                                                                 556,981

Total valuation of debt derivative and warrant liability:                            2,290,314

Limited to Net proceeds of Debt:                                                                    800,000

Note dated July 13, 2005:
     Debt derivative:
                                 Number of
Value of        Conversion         shares         Stock     Difference                  Gross
                                                  Market
Note(s)         Price per        Required to      price      Market to                Derivative
                                                   At        Conversion
Outstanding     Note terms         Satisfy        7/13/05      price                   Valuation

    600,000          0.092       6,521,739           0.19          0.098                 639,130

     Warrant valuation:

                                   Stock
Number of       Strike           Market price                 Estimated     Risk free     Gross
Warrants        Price            At 5/23/05       Term        Volatility      Rate       Valuation

1,854,279          0.20                 0.19      5 yrs               89%        3.50%     247,103

1,854,280          0.35                 0.19      5 yrs               89%        3.50%     214,735

3,708,559                                                                                  461,838

Total valuation of debt derivative and warrant liability:                                1,100,968

Limited to Net proceeds of Debt:                                                                   600,000

Note dated July 27, 2005:
     Debt derivative:

                                  Number of
Value of       Conversion           shares        Stock       Difference                   Gross
                                                  Market
Note(s)        Price per          Required to     price       Market to                   Derivative
                                                   At         Conversion
Outstanding    Note terms           Satisfy       7/13/05       price                      Valuation

    600,000         0.093         6,451,613          0.19          0.097                     625,806

     Warrant valuation:

                                   Stock
Number of       Strike           Market price                 Estimated     Risk free     Gross
Warrants        Price            At 5/23/05       Term        Volatility      Rate       Valuation

1,854,279         0.20                 0.19       5 yrs              91%        3.50%     249,858

1,854,280         0.35                 0.19       5 yrs              91%        3.50%     218,301

3,708,559                                                                                 468,159

Total valuation of debt derivative and warrant liability:                               1,093,965

Limited to Net proceeds of Debt:                                                                    600,000

Total initial valuation:                                                                          2,000,000

Valuations at 12/31/05:

Debt derivative:     (intrinsic)

                                  Number of
Value of       Conversion           shares        Stock       Difference                   Gross
                                                  Market
Note(s)        Price per          Required to     price       Market to                   Derivative
                                                   At         Conversion
Outstanding    Note terms           Satisfy       12/31/05       price                      Valuation

62,400             0.0085           7,341,176        0.034         0.0255                    187,200

600,000.00         0.0085          70,588,235        0.034         0.0255                  1,800,000

600,000.00         0.0085          70,588,235        0.034         0.0255                  1,800,000

Gordon note
76,028.00          0.011            6,911,636        0.034          0.023                    158,968

                                                                                           3,946,168

Warrant valuation:               (Black Scholes)
                                   Stock
Number of       Strike           Market price    Remaining     Estimated     Risk free     Gross
Warrants        Price            At 12/31/05       Term        Volatility      Rate       Valuation

2,428,659          0.20                0.034      4.37 yrs           500%        4.35%      72,860

2,428,659          0.35                0.034      4.37 yrs           500%        4.35%      72,860

1,854,279          0.20                0.034      4.53 yrs           500%        4.35%      55,628

1,854,280          0.35                0.034      4.53 yrs           500%        4.35%      55,628

1,854,279          0.20                0.034      4.57 yrs           500%        4.35%      55,628

1,854,280          0.35                0.034      4.57 yrs           500%        4.35%      55,628

                                                                                           368,232

Total debt derivative and warrant liability at 12/31/05:                                 4,314,400

Less: initial valuation:                                                                (2,000,000)

Loss in year ended 12/31/05:                                                             2,314,400

Reported                                                                                 2,303,555

Valuations at 12/31/06:

     Debt derivative:     (intrinsic)

                                  Number of
Value of       Conversion           shares        Stock       Difference                   Gross
                                                  Market
Note(s)        Price per          Required to     price       Market to                   Derivative
                                                   At         Conversion
Outstanding    Note terms           Satisfy       12/31/05       price                      Valuation

-                                                                                                    -

519,013.00           0.02          25,950,650         0.05           0.03                      778,520

600,000.00           0.02          30,000,000         0.05           0.03                      900,000

Gordon note
76,028.00            0.025          3,041,120         0.05          0.025                       76,028

                                                                                             1,754,548

Warrant valuation:                 (Black Scholes)

                                   Stock
Number of       Strike           Market price    Remaining     Estimated     Risk free     Gross
Warrants        Price            At 12/31/05       Term        Volatility      Rate       Valuation

2,428,659         0.20                  0.05      3.37 yrs           218%        4.74%      111,676

2,428,659         0.35                  0.05      3.37 yrs           218%        4.74%      109,021

1,854,279         0.20                  0.05      3.53 yrs           218%        4.74%       85,973

1,854,280         0.35                  0.05      3.53 yrs           218%        4.74%       84,126

1,854,279         0.20                  0.05      3.57 yrs           218%        4.74%       87,227

1,854,280         0.35                  0.05      3.57 yrs           218%        4.74%       85,705

                                                                                            563,728

Total debt derivative and warrant liability
at 12/31/06:                                                                              2,318,276

Total debt derivative and warrant liability
12/31/ 2005 (above):                                                                     (4,314,400)

Gain in year ended 12/31/05:                                                             (1,996,125)

Reported                                                                                 (2,007,730)


4. Response to Part A of Comment 4:

The table as presented in Note E (provided below) correlates the various reporting elements to the convertible debentures. Listed below the table are the explanations:

     Convertible debentures:                            $540,083(A)
     Warrant liability                                   563,728(B)
     Derivative liability                              1,732,097(C)

                                                       2,835,908
     Cumulative adjustment of derivative
     and warrant liability to fair value                (295,825)(D)

     Net unrealized loss related to
     conversion of convertible note to
     common shares charged to interest
     expense                                            (880,988)(E)

     Accretion of principal related to
     convertible debenture                              (540,083)(F)

     Total convertible debentures:                     $1,119,012(G)

A.  Accreted principal value as reported in face of balance sheet

B.  Fair value of warrant liability as reported on face of balance sheet

C.  Fair value of debt derivative as reported on face of balance sheet

D. Life to date adjustments to fair value of debt derivative and warrant liability

E.  Life to date conversion of convertible debt to common shares

F.  Life to the accretion charged to PL for convertible debt

G.  Total face value of convertible debt.

Response to Part B of Comment 4: The Unrealized Gain/Loss comment has been noted.

Other Exchange Act Filings
-----------------------------

5. The Company will revise its other Exchange Act reports, as applicable, to conform to any changes made as a result of the comments by the Commission.

Forms 10-QSB for the Fiscal Quarters ended June 30, 2007 and March
31, 2007
---------------------------------------------------------------------

6. The Company will revise its Forms, as applicable, to conform to the current version of the Form 10-QSB, along with any certification changes, where applicable.

Financial Statements
-----------------------

Notes Payable
-----------------

7. The debt of $315,624 was originally recorded in the acquisition of Molecularware in 2003. The debt existed from prior operations of Molecularware, and at such time as the statute of limitations for such debt had expired according to California law, such debt was extinguished.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CalbaTech, Inc.

By: /s/ James DeOlden, CEO